EXHIBITS

EXHIBIT 99.2
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-155201, 333-155201-01) and the Registration Statement on Form S-8 (No. 333-126715) of the Royal Dutch Shell Dividend Access Trust of our report dated March 11, 2009, relating to the Royal Dutch Shell Dividend Access Trust Financial Statements, and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 20-F.

/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London

March 11, 2009

E11  Shell Annual Report and Form 20-F 2008